July 31, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re:	AXA Form 20-F for the Fiscal Year Ended December 31, 2008
(File No. 001-14410) (the “2008 Form 20-F”)

Dear Mr. Rosenberg,

Please find attached AXA’s response to the Staff’s comment letter dated June 11, 2009 and the Staff’s supplemental comment letter dated July 7, 2009, both of which were addressed to me concerning AXA’s 2008 Form 20-F.

AXA acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or would like any further information, please do not hesitate to contact Laurent Clamagirand, AXA’s Chief Accounting Officer (+331 4075 9686), George Stansfield, AXA’s Group General Counsel (+331 4075 7275), or me (+331 4075 5796).

Very truly yours

/s/ Denis Duverne
Denis Duverne
Chief Financial Officer and
Member of the Management Board

cc.	L. Clamagirand
G. Stansfield
Jim Peklenk (SEC Staff Accountant, Division of Corporation Finance)

July 31, 2009

2008 Form 20-F

Comment #1

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies
Investments
Fair Value Measurement, page 11

1.
Please revise your disclosures, here and throughout the filing, to include a discussion of the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Response – comment #1

AXA SA (“we” or the “Company”) and its subsidiaries (the Company together with its subsidiaries referred to herein as the “Group”) hold certain investment securities that are guaranteed by third parties (i.e. by parties other than the issuer of the securities in question).  These guarantees are provided principally by monoline credit insurers (“Monolines”) with respect to fixed income securities and certain structured products such as collateralized debt obligations.  At December 31, 2008, the aggregate amount of these guaranteed investment securities was not material to AXA’s consolidated financial position.

As disclosed on page 220 of the Company’s 2008 Annual Report:

At December 31, 2008, the direct general account exposure (excluding the UK with-profits) to monoline credit insurers (“Monolines”) was insignificant and the indirect exposure (debt securities enhanced by Monoline insurers) in the general account (excluding the UK with-profits) was €306 million, of which €113 million to Ambac and €135 million to MBIA (versus €379 million indirect exposure at the end of 2007, of which €128 million to Ambac and €162 million to MBIA).

Given the fact that the Monoline guarantee is an essential factor in permitting most of these securities to obtain a rating in the first instance and rating agencies generally do not publish a separate “non-guaranteed” rating for these securities on an on-going basis, management is not in a position to say with any degree of certainty what the credit rating of these securities would be without the associated Monoline guarantees.

In future filings the Company will include disclosure in its Annual Report in Item 5 and elsewhere, as appropriate, similar to that emphasized in italics above as well as the information noted above relating to the rating process and the ratings of such guaranteed securities.

Comments #2 and #3

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies
Investments
Impairment, page 16

2.
Please expand your disclosure for debt securities to clarify the process you use to determine whether the ability of an investment to generate cash flows has changed adversely or not.  Discuss the level of recent cash flows compared to the projected cash flows underlying your debt securities when the transactions were originated.  In those cases where the monthly cash flows are materially lower than the originally projected cash flows, please tell us the factors considered in concluding that the investments are not impaired.

3.
Please separately disclose the amount of losses recognized in shareholders’ equity that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented.  For the losses that are attributable to movements in credit spreads, please disclose why you believe, given the drop in credit quality, the losses should not be recognized in the income statement.

Response – comments #2 and #3

The Company has a detailed process in place to assess whether the ability of an investment to generate cash flows has changed adversely or not.  For the year ended December 31, 2008, that process is described below:

Bonds
●
Each subsidiary of the Company reports to the Company’s asset managers (AllianceBernstein and AXA Investment Managers, collectively referred to as the “Group Asset Managers”) its debt securities in an unrealized loss position at the balance sheet date;

●
The Group Asset Managers then perform a review and analysis of such debt securities, which focuses on several factors such as the issuers’ financial condition, credit and financial strength rating, near term prospects, any specific factors affecting the issuer (or issuers in the same/similar sectors), any specific factors affecting the particular securities or class of securities held, any changes in recent cash flows, and any potential expected changes in projected contractual cash flows on the basis of the information available to the Group Asset Managers.  The Group Asset Managers identify any failures by such issuers to make payments on their debt securities and any incurred but not reported failures of such issuers which may affect their future cash flows. The Company’s subsidiaries use the Group Asset Managers’ analysis to assess whether future cash flows are expected to be lower than projected cash flows at the time the transactions were originated;

●
On the basis of this review and analysis, the Company’s subsidiaries determine whether an impairment on such debt securities should be recognized (i.e., whether the provided information leads to the conclusion that future expected cash flows are lower than the projected cash flows underlying the debt securities at the time the transactions were originated); and

●
These preliminary impairment decisions made by the Company’s subsidiaries are then circulated among AXA Group subsidiaries in order to resolve any differences in judgment with respect to impairment decisions.

Asset Backed Securities (ABS) and Collateralized Debt Obligations (CDOs)
●
The Company has a similar process in place with respect to ABS and CDOs, whereby the Group Asset Managers’ structured finance teams provide the Company’s subsidiaries with a qualitative assessment similar to the one described above and quantitative projections of future cash flows, including assumptions on future defaults and recovery rates.  The Company’s subsidiaries use the results of these analyses to assess whether they should conclude that future expected cash flows are lower than the projected cash flows underlying the debt securities at the time the transactions were originated.

The Company will include additional disclosure similar to the above in future filings to clarify the process used to determine whether or not the ability of an investment to generate cash flows has changed.

As reported in note 9.8.1 of the financial statements in the Company’s 2008 Annual Report, the gross amount of impairment recognized for debt securities over the 2008 period amounted to €1,389 million. As a result of the Company’s impairment review process for 2008 described above and consistent with IFRS requirements, the Company recognized impairments for both bonds and structured securities where the present value of estimated recent and future cash flows (incorporating credit incurred losses, whether reported or not but excluding future credit losses for which there was no objective evidence of impairment) were materially lower than the present value of originally projected cash flows at December 31, 2008.

With respect to the Staff’s third comment, given market conditions as of December 31, 2008 and the opposite directions that market interest rates and credit spreads were moving at that time, the Company considered whether it should separately disclose unrealized gains and losses resulting from the movement of interest rates as well as both the credit element and the liquidity element of credit spreads. In considering this question, the Company determined that meaningful disclosure for investors reflecting this economic reality would require disclosure of all three elements: (i) market interest rates, (ii) the credit element of credit spreads and (iii) the liquidity element of credit spreads.  After thorough consideration, the Company decided not to disclose these three elements separately, principally for the following reasons:

●
There are various methodologies that can be applied to separate these three elements but, as of December 31, 2008, there was no market standard or consensus among issuers, auditors, accounting standard setters or financial statement users as to the proper methodology to use;

●
Given the above, management believed that including this type of disclosure in an annual report on the full scope of the Group’s fixed income securities was both premature and potentially misleading given the lack of comparability among issuers and methodologies used.

The Company continues to monitor developments in this area very closely (most notably in the United States where such methodologies are applied to impaired debt investments) and is willing to consider differentiating losses recognized in shareholders’ equity that are attributable to movements in market interest rates from those attributable to movements in credit spreads (both the credit element and the liquidity element) once a consensus or market standard on methodology has been established and such disclosure can be made on a basis that is comparable among issuers and meaningful for financial statement users.

The Company notes, however, that even if a consensus is established regarding the methodology for bifurcating the pure credit element from the impact of liquidity, separately disclosing the pure credit component (which includes both incurred and expected losses1) is not consistent with the current IFRS model which is based solely on incurred losses.  Consequently, the Company believes that such disclosure would risk creating some level of confusion for financial statement users.

The Company believes that the aggregate amount of impairment losses recognized in its 2008 income statement as a result of its 2008 impairment review process as described above (€1,389 million) is consistent with IFRS methodology and, for the reasons set out above, that no additional losses attributable to movements in credit spreads were required (or permitted) to be recognized in the income statement under IFRS.

Comment #4

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies
Investments
Derivative Instruments, page 21

4.
You disclose that you use third-party input data or pricing source to determine the fair value of your non-exchange trade derivative contracts.  Please quantify the extent to which this information is used and explain how the information is obtained and used in developing fair value.  The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

(a)
The number of bid/ask spread pricing data you generally obtained, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements.  Please be sure to address how this is done as contracts age towards expiration;

(b)	Whether, and if so, how and why, you adjusted the pricing data you obtained;
(c)	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with IAS 39.

1 Observed credit spreads on bonds include a liquidity premium in addition to expected credit losses.  As a result, a widening of credit spreads may reflect both a worsening of credit quality as well as an increase in illiquidity for such securities. Moreover, once the illiquidity component has been stripped out, the remaining spreads represent expected losses of which only part (or none) should be taken into account under the current IFRS incurred loss model.

Response – comment #4

The Company has a detailed process in place, performed in conjunction with the Group Asset Managers, to determine the fair value of non-exchange traded derivative contracts.  For the year ended December 31, 2008, this process is described below.

The fair value of all non-exchange traded (Over-the-Counter – OTC) derivative contracts is generally based on prices received from the counterparty of the derivative instruments in question2.  The Company reviews this pricing information carefully and, as part of this review process, challenges such valuations (1) using external party spread data (e.g. credit default swaps) and/or internal pricing tools, or (2) by performing counter-valuation exercises run by a dedicated Risk Management team independent from the Group Asset Managers. Pricing tools used depend on the nature of derivative instruments and their complexity. Data inputs are generally derived by valuation teams from external data providers. While such data is not always observable, observable data is used to the maximum extent possible in accordance with the IAS 39 fair value hierarchy.

The Company’s review process may identify potential differences in valuation with the price initially received from the derivative instrument’s counterparty. Any significant differences are listed together with explanatory comments and are reviewed on a monthly basis.  Any valuation differences beyond certain materiality thresholds are systematically discussed with counterparties and additional quotes may be requested from other third party pricing services.

The Company’s review process described above is the same over the life of the derivative instruments and there are no specific additional steps or procedures as contracts age towards expiration.

The Company will add additional disclosure of the nature described above in future filings.

Comment #5

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies
Investments
Contractual Obligations Table, page 81

5.	Please revise your Table to include interest expense on your loans and your pension benefit liabilities for each payment period presented.

Response – comment #5

The Company will revise its disclosures in future filings to include interest expense on its loans.

The Company discloses the expected near-term cash flows for payments of pension and other benefits in Note 25.2.9 a) to the financial statements on page 389 of its 2008 Annual Report. The Company will revise its disclosures in future filings to include these expected payments in the Contractual Obligations Table, as well as a footnote to the Contractual Obligations Table discussing the basis for inclusion or exclusion of these obligations and the periods for which no amounts have been included in the table.

2 In cases where the counterparty fails to furnish a price, the Company uses fair values derived from the internal valuation process described below in this response.

2008 Annual Report

Comment #6

Part V Consolidated Financial Statements

Statement of recognized income and expense for the period, page 234

6.	Direct us to the disclosures required by paragraphs 81(a) and 81(ab) of IAS 12 (amounts of income tax included) or revise your disclosure accordingly.

Response – comment #6

These disclosures are located in Note 18.2 to the financial statements on page 346 of the Company’s 2008 Annual Report.

Comments #7, #8 and #9

Part V Consolidated Financial Statements

Notes To The Consolidated Financial Statements
Note 9 Investments
Note 9.9.2 Financial Assets Recognized At Fair Value Excluding Derivatives, page 300

7.
On page 301 you state that a material amount of Investments was transferred from Column 1 to Column 2 for purposes of fair value measurement.  Please quantify those transfers by asset type and disclose:

(a)	The significant inputs that you no longer consider to be observable; and
(b)	Any material realized/unrealized gains (losses) you recorded regardless of whether or not recognized in results of operations on those assets or liabilities during the period.

8.	Please provide the disclosures regarding Credit Risk required in paragraphs 36 and 37 of IFRS 7 or tell us where we can find these disclosures in your documents.

9.
Refer to your Note 9.3.  Unrealized Losses On Financial Instruments.  In 2008, your unrealized losses on “Debt securities available for sale” materially increased as shown in your quantitative table on page 286.  Please describe how these losses relate to those Investments on page 301.  Revise your disclosure to clarify how you concluded that the increase in unrealized losses should not have been recognized in the income statement.

Response – comments #7, #8 and #9

As required under the current version of IFRS 7, the Company provides information on its application of the fair value hierarchy by looking at year-end positions rather than roll-forwards between the various categories. As a result, only the differences between disclosed year-end positions are identifiable.

As described in note 9.9.2 to the financial statements on page 301 of the 2008 Annual Report, Column 1 of the table represents assets that have fair values determined by reference to an active market and Column 2 represents assets that are not quoted in an active market or where there is no active market. Differences in classification from one year to another do not relate to inputs that the Company no longer considers observable, but rather result principally from changes in the level of activity in the market(s) in question. The criteria used to assess the level of activity in such markets are described in subclause b) of note 9.9.1.

The Company does not separately calculate realized/unrealized gains (losses) recognized in results of operations on those assets or liabilities not quoted in an active market or where there is no active market.

Most credit risk related disclosures are located on pages 218 to 221 of the Company’s 2008 Annual Report which, as indicated in the financial statements on page 267, are incorporated by cross reference into such consolidated financial statements.  For example, the Company discloses the breakdown of its debt securities portfolio by credit rating on page 218 and then focuses on Asset Backed Securities with the related credit ratings on page 219. Pledged securities and collaterized commitments received are disclosed in note 28 on page 404 of the financial statements.

As disclosed in note 1.7.2 to the financial statements in the Company’s 2008 Annual Report, debt instruments are impaired on the basis of the assessment of incurred credit losses. As a result, as of December 31, 2008, there was no debt instrument’s carrying amount reflected in the Company’s balance sheet as an invested asset which was past due but which was not recorded as being impaired.  In addition, as of December 31, 2008, there was no carrying amount of debt instruments reflected in the Company’s balance sheet that would otherwise have been past due or impaired had the terms of such instruments not been renegotiated.

Financial invested assets subject to impairment and related impairment roll-forwards are disclosed in note 9.8 to the financial statements on pages 296 through 298 of the Company’s 2008 Annual Report. Principles and factors that were taken into account when determining impairment are disclosed in note 17.7.2 to the financial statements.

The two tables disclosed in note 9.3 and 9.9.2 read as follows:

E.g. debt securities available for sale

Page 300, as at December 2008:
Debt securities available for sale amounted to:	€ 258,633 million
Of which:	values determined by reference to an active market	€ 149,419 million
	values not quoted in an active market/no active market	€ 109,214 million

Page 286, as at December 2008:
Debt securities available for sale amounted to:	€ 258,633 million
Of which:	unrealized gains	€ 10,448 million
	unrealized losses	€ 10,142 million

The Company does not separately identify unrealized gains and losses by asset class of the IAS 39 fair value hierarchy. Given market conditions as at December 31, 2008 and the opposite directions that market interest rates and credit spreads were moving at that time, (1) unrealized gains were generally attributable to government bonds which would largely appear in column 1 of the table (as indicated on page 300 of the Company’s 2008 Annual Report), and (2) unrealized losses were generally attributable to corporate bonds which would largely appear, as at December 31, 2008, in column 2 of the table (as indicated on page 301 of the Company’s 2008 Annual Report).

The conclusion as to the absence of impairment of the unrealized losses recognized as at December 31, 2008 in “Other Comprehensive Income” results from the Company’s 2008 impairment process described in response to Comment 2 above and the analyses described in the Company’s response to Comment 3 above.

Comment #10

Part V Consolidated Financial Statements

Notes To The Consolidated Financial Statements
Note 18 Tax, page 344

10.
You state on page 345: “The effective tax rate of -215.57% as of December 31, 2008 was mainly due to the significant effect of the policyholders’ tax (€-843 million in 2008 versus €82 million in 2007 and €349 million in 2006), mainly in the United Kingdom.”  On page 53 of Form 20-F you state the higher tax benefit is due to: “a sharp reduction in deferred policyholder’s tax liability as a result of the decrease in value of policyholders’ account balances compared to 2007.”  Disclose how the amount of policyholders’ tax is determined so that a reader can determine how to use pre-tax income and the notional tax rate in the United Kingdom as disclosed.

Response – comment #10

As mentioned in note 18.1.1 to the financial statements in the Company’s 2008 Annual Report, the policyholders’ tax is a specific tax levied on the life insurance business of United Kingdom and Australian insurance companies that is charged to policyholders. Under IFRS, the tax movement is offset by a change in policyholders’ liability which affects pre-tax profit.

For 2008, the tax reconciliation began with pre-tax income of €385 million, which includes  €1,180 million of policyholders’ liability expense corresponding to the net policyholders’ tax credit included in the 2008 tax expenses as mentioned in note 18.1.1 (€69 million current tax expense and €1249 million deferred tax credit).  Excluding this impact, the Company would have shown a tax expense of €350 million and a pre-tax profit of €1,565 million and, therefore, an effective tax rate of 22%.  In the United Kingdom, which represents the most significant part of the policyholders’ tax, this tax equals 20% of investment returns net of expenses.  This policyholders’ tax rate (20%) is different from the notional tax rate of 28.5% used for the calculation of the shareholders’ tax.  In 2008, the major part of the policyholders’ tax credit related to reversal of deferred tax on unrealized gains on equities classified as available for sale through profit and loss following the worsening of market conditions.

The Company will add disclosure of this nature in future filings to clarify this point.

Supplemental Comments on Form 20-F for Fiscal Year Ended December 31, 2008

Comment #11

Presentation of Information, page 1

11.
You state in your exhibit index that specific portions of your 2008 Annual Report incorporated by reference in this Form 20-F are incorporated by reference from Exhibit I of your Form 6-K furnished to the SEC on March 27, 2009.  If you incorporate disclosure from your annual report into a filing, you must also file a copy of the incorporated portion of the annual report as an exhibit to that filing.  See Rule 303 of Regulation S-T, Rule 12b-23 of the Exchange Act and C&DI 234.02.  Please amend your Form 20-F to file a copy of the incorporated portion of your annual report as an exhibit to this Form 20-F.

Response – comment #11
Pursuant to the requirements set forth in Rule 303 of Regulation S-T, Rule 12b-23 of the Exchange Act and C&DI 234.02, the Company must file the portion of its 2008 Annual Report that it incorporates by reference into its 2008 Form 20-F as an exhibit to its 2008 Form 20-F.  However, the Company respectfully notes that Rule 12b-32 of the Exchange Act, which relates to incorporation of exhibits by reference, states that, subject to certain exceptions that the Company believes are inapplicable here, any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may be incorporated by reference as an exhibit to any statement or report filed with the Commission by the same or any other person.  The Instructions to Exhibits contained in Form 20-F further provide that all previously filed exhibits may be incorporated by reference.  The Company interprets Rule 12b-32 of the Exchange Act and the Instructions to Exhibits contained in Form 20-F to work in conjunction with, and not in contradiction to, the requirements of Rule 303 of Regulation S-T, Rule 12b-23 of the Exchange Act and C&DI 234.02, which are largely concerned with making sure that all annual and quarterly reports that are incorporated by reference into an electronic filing are available electronically as opposed to in paper form.  Prior to filing its 2008 Form 20-F, the Company filed via Edgar a Form 6-K containing its 2008 Annual Report with the Commission.  With respect to the sections of its 2008 Annual Report that were incorporated by reference into its 2008 Form 20-F, the Company believes that it has complied with the requirements set forth in Rule 303 of Regulation S-T, Rule 12b-23 of the Exchange Act and C&DI 234.02 by incorporating as an Exhibit to its 2008 Form 20-F such specific portions of its 2008 Annual Report from the 6-K that the Company submitted to the Commission on March 27, 2009.  Notwithstanding the foregoing, the Company will include a copy of its home country annual report as an exhibit to future submissions on Form 20-F and incorporate the relevant portions into the Form 20-F.

Comment #12

Item 6.  Directors, Senior Management and Employees

Executive Committee, incorporated from page 138 of your Annual Report

12.
It appears that the members of your Executive Committee are senior management, as defined in General Instruction F of Form 20-F.  For the members of the Executive Committee that are not members of the Management Board, it appears that you have disclosed their names and titles, but do not disclose any other information required by Item 6.A. of Form 20-F, including business experience, areas of expertise, any business activities outside the company, age, any family relationship or any arrangement or other understanding to which such person was selected for their position.  Please revise to provide this information for these members.

Response – comment #12

The Company notes that senior management is defined in General Instruction F of Form 20-F to include, in relevant part, members of a company’s administrative, supervisory or management bodies.  The Company has a dual corporate governance structure consisting of a Management Board and a Supervisory Board.  The Management Board exercises day-to-day management control over the Company’s affairs and acts as a collective decision making body for the Company.  Under French law, only the Management Board has authority to exercise executive power over the Company’s affairs.  As discussed on page 138 of the Company’s Annual Report, the Management Board has established the Executive Committee, which has no legal (or other) decision making power on behalf of the Company and which is purely advisory in nature, serving as a sharing and communication body as well as a sounding board for the Company’s Management Board.  The Executive Committee is currently comprised of (i) the members of the Management Board plus (ii) 12 other executives who are employees of Company subsidiaries and who, consequently, have no authority to engage or otherwise act on behalf of the Company absent a specific delegation of power from the Management Board.  As such, the Company respectfully submits that it would be inaccurate and misleading to characterize its Executive Committee as an administrative, supervisory or management body of the Company, and that membership on its Executive Committee, in and of itself, does not constitute being a member of the Company’s senior management or create any rights or powers for members to engage or otherwise act on behalf of the Company. Only the Management Board can make executive decisions for the Company.  Accordingly, the Company is of the view that the members of the Company’s Executive Committee that are also members of its Management Board are properly classified as senior management of the Company, and the Company has complied with all requirements of Item 6.A. of Form 20-F with respect to such individuals.

Comment #13

Item 7.  Major Shareholders and Related Party Transactions

Conflicts of Interest, incorporated from page 137 of your Annual Report

13.
On page 137 you disclose that Mr. Giuseppe Mussari was proposed for election to AXA’s Supervisory Board consistent with the terms of a bancassurance partnership agreement entered into in March 2007 between AXA and Banca Monte dei Paschi di Siena.  It appears that this is a related party transaction pursuant to Item 7.B. of Form 20-F.  Please revise to provide the required disclosure pursuant to Item 7.B. of Form 20-F.

Response – comment #13

On March 23, 2007, the Company reached an agreement to purchase a 50% interest directly in two subsidiaries of Banca Monte dei Paschi di Siena S.p.A. (“BMPS”) for the purpose of establishing a partnership with BMPS in life and non-life bancassurance as well as the pensions business.  The partnership created a platform for the development of the Company’s and BMPS’s operations in the Italian insurance market.  Under the terms of the agreement executed on March 23, BMPS has the right to propose, and the Company has undertaken a best efforts obligation to appoint (subject to approval of its shareholders), a representative of BMPS to the Company’s Supervisory Board.  In satisfaction of this negotiated right, Mr. Giuseppe Mussari was elected to the Company’s Supervisory Board for a four year term at the Company’s General Shareholders’ Meeting on May 14, 2007.  Prior to the March 2007 transaction, there was no material relationship between the Company and either BMPS or Mr. Mussari.  Further, the partnership between the Company and BMPS has not resulted in either entity having control or being under common control with the other entity.  The Company conducted an in-depth analysis of the transaction with BMPS and of Mr. Mussari’s 2007 appointment to the Company’s Supervisory Board prior to filing its 2008 Form 20-F and, given the fact that Mr. Mussari’s appointment was pursuant to a negotiated term in an arms-length transaction entered into at a time when the Company and BMPS had no affiliation with each other and the fact that at no point have the Company or BMPS controlled the other party or been under common control, the Company believes that such appointment does not fit under any of the categories of related party transactions set forth in Item 7.B. of Form 20-F.  Even to the extent such appointment were to be deemed a related party transaction, the Company is of the view that the transaction is neither material nor unusual for the Company, BMPS or Mr. Mussari and, at December 31, 2008, there are no outstanding loans from the Company to Mr. Mussari or BMPS.  As such, the Company is of the opinion that no disclosure would be required under the requirements of Item 7.B. of Form 20-F as a result of this transaction.  The Company also notes that the transaction is not considered a related party transaction for purposes of IFRS.